Exhibit (a)(13)

To: All Eligible Employees

From: Compchng

Subject: Reminder: November 12 Stock Option Transfer Program Election Deadline

As an employee eligible to participate in the Stock Option Transfer Program, you are receiving this message regardless of any election you may have submitted to date. You may verify your eligibility and participation status at any time on https://stock under the Option Transfer tab.

This is a reminder that the Stock Option Transfer Program Election Period is scheduled to close on November 12, at midnight New York/Eastern Time (9pm Pacific Time). You have until that time to make your final participation decision. No elections or withdrawals will be accepted after that time.

Online resources have been made available to help you understand the Program and assist you in making a well-informed decision. In addition, please note the following:

•	You may email compchng with questions at any time, or call (425)706-8853 between the hours of 6am and 6pm US Pacific Time and press 6 to access the following resources:
–	Press 1 to speak with a representative at Mellon Investor Services for questions regarding the Notice or other materials or with general questions.
–	Press 2 to speak with a representative from Stock Services for participation status, eligibility, or election tool support.
–	Press 3 to speak with an American Express Financial Advisor for assistance with thinking about factors that might affect your decision.
–	American Express and Mellon have translator services available upon request.
•	Supplemental Questions and Answers have been developed in response to employee questions we have received.
•	Summary documents are available in Chinese, French, German, Japanese and Spanish.

As a reminder, this Program is completely voluntary. Neither Microsoft nor its Board of Directors makes any recommendation about whether you should participate.

Thank you